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Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

May 9, 2014

VIA E-MAIL AND EDGAR AS CORRESP

Mr. Geoff Kruczek, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Echo Therapeutics, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on May 6, 2014
File No. 001-35218

Dear Mr. Kruczek:

At the request of and on behalf of our client, Echo Therapeutics, Inc., a Delaware corporation (“Echo” or the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated May 8, 2014 (the “Comment Letter”), with respect to the above-referenced filings. For ease of reference, the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

Echo today filed an amended Preliminary Proxy Statement on Schedule 14A via EDGAR (using tag DEFC14A) containing the revisions described in this letter (the “Amended Filing”).  Page references in the response below refer to the Amended Filing.

1.
Staff Comment: Please expand your revisions added in response to prior comment 4 to disclose the filing of a definitive proxy statement on April 15, 2014. Also revise to disclose, if true and as set forth in your April 22, 2014 press release, that proxies previously provided to you in connection with that filing have been or will be discarded.

Response: In response to the Staff’s comment the following revised disclosure has been included in the Amended Filing:

·	On April 15, 2014, Echo filed a definitive proxy statement with the SEC in connection with the 2014 Annual Meeting.

Mr. Geoff Kruczek, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
May 9, 2014

·
On April 17, 2014, the Platinum Group filed a preliminary proxy statement with the SEC confirming its intention to conduct a proxy contest in connection with the 2014 Annual Meeting and solicit proxies for the election to the Board of Shepard M. Goldberg in opposition to one of the candidates recommended for election by the Board.

·
On April 22, 2014, Echo issued a press release commenting on the proxy statement filings made with the SEC by Platinum confirming that it intends to conduct a proxy contest in connection with the 2014 Annual Meeting and indicating that, accordingly, Echo would be filing revised proxy materials with the SEC commenting on Platinum’s opposing solicitation, including a preliminary proxy statement and a revised form of WHITE proxy card. Echo also announced in such press release that, to allow sufficient time for stockholders to receive and review these revised proxy materials, the date of the 2014 Annual Meeting would be rescheduled and a new record date for determining stockholders entitled to notice of, and to vote at, the 2014 Annual Meeting would be set. Echo indicated that it would announce both such dates prior to its mailing to stockholders of the revised proxy materials. Echo also advised stockholders to discard the proxy materials that they may have already received from Echo and were further advised that, to the extent that they have already given a proxy to Echo, whether in writing or via telephone or internet, all such proxies would be discarded. In addition, Echo informed stockholders that, in order for stockholders to vote on the WHITE proxy card in support of the candidates nominated by the Echo Board, stockholders would be required to complete the revised form of WHITE proxy card that would be mailed to them or vote electronically as provided on the revised form of WHITE proxy card.

2.
Staff Comment: We note your response to prior comment 5. Please revise the disclosure following the September 5, 2013 entry to clarify whether and when a meeting was held with Platinum, who attended and what was discussed.

Response: In response to the Staff’s comment the following revised disclosure has been included in the Amended Filing:

·
On September 12, 2013, Robert F. Doman met with Platinum-Montaur’s representative, Michael M. Goldberg, M.D. During the course of this meeting, Dr. Goldberg discussed with Mr. Doman his views as to the composition of the Board, his belief that Platinum should be able to designate an individual to the Board and potential opportunities for Echo to collaborate with a Chinese entity that may be interested in making an investment in Echo.

·	On September 17, 2013, the entire Board (other than Dr. Mooney) met with Michael M. Goldberg, M.D.

*   *   *   *   *   *

Mr. Geoff Kruczek, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
May 9, 2014

We appreciate the Staff’s review of Echo’s filing. If you have any questions regarding the Amended Filing or these responses, please telephone the undersigned or Joanne R. Soslow of Morgan, Lewis & Bockius LLP, each of which is serving as counsel to Echo, at (202) 239-3679 and (215) 963-5262, respectively. Our e-mail addresses are keith.gottfried@alston.com and jsoslow@morganlewis.com. Facsimile transmissions may also be sent to us at (202) 654-4879 and (215) 963-5001, respectively.

Very truly yours,

/s/ Keith E. Gottfried

Keith E. Gottfried

cc:           Kimberly A. Burke, Esq. (General Counsel) – Echo Therapeutics, Inc.
Joanne R. Soslow, Esq. – Morgan, Lewis & Bockius, LLP